October 16, 2020

Sean Graber, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, Pennsylvania 19103

       Re:    Delaware Wilshire Private Markets Master Fund
              Registration Statements on Form N-2
              Filing No. 811-23607

Dear Mr. Graber:

     The staff has reviewed the above-referenced initial registration statement, which the
Commission received on September 15, 2020. Based on our review, we have the following comments. Capitalized terms have the same meaning as defined in the registration statement.

General Comments

1. Please represent to the staff that the Fund reasonably believes that its assets will provide adequate cover to allow the Fund to satisfy all of its unfunded investment commitments and provide a general explanation as to how the Fund will provide such cover.

2. We note that the Fund has filed two exemptive applications, one for multiclass relief and the other for co-investment relief. In addition, the Office of Chief Counsel informed us that the proposed structure requires novel multiclass relief. Supplementally, please discuss the timing of exemptive relief requested. Where appropriate, please disclose that the issuance of any additional share classes or the ability of the fund to enter into co-
       investment transactions with affiliates will be subject to obtaining an exemptive order from the Commission.

3. Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, please provide us with copies of such materials

Part A. page 2

4. Please include the SEC file number for any documents incorporated by reference and add hyperlinks. See, rule 411 under the Securities Act of 1933 and rule 0-4 under the
       Investment Company Act. There are currently two feeder funds related to the Fund, please incorporate both by reference or provide an explanatory note explaining why only one is incorporated by reference.
 Sean Graber, Esq.
October 16, 2020
Page 2


Item 3. Fee Table, page 2

5. Supplementally, please explain why the expenses shown as AFFE exclude performance-
       based fees and other allocations paid by the Private Markets Investments Funds that are paid solely on the realization and/or distribution of gains.

Item 3. Example, page 3

6. Please review the 3, 5 & 10-year calculations and confirm they are accurate or revise.

Item 8. General Description of the Registrant, page 3

7. Please clarify whether investors outside of the two feeder funds may invest in the Fund.

                                  **********************
        A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff. Should you have any questions regarding this letter, please contact me at
(202) 551-6870 or hahnja@sec.gov.
                                                    Sincerely,

                                                    /s/ Jaea Hahn

                                                    Jaea F. Hahn
                                                    Senior Counsel



cc:    Andrea Ottomanelli Magovern, Assistant Director
       Sumeera Younis, Branch Chief